Mark McGarrity

March 31, 2016

Board of Directors
SPYR, Inc.
Regency Plaza
4643 S. Ulster St., Suite 1510
Denver, CO 80237

Gentlemen:

Please accept this letter as confirmation of my resignation as Chief Information Officer of SPYR, Inc. effective as of the close of business on March 31, 2016. My resignation does not reflect any disagreement with management or the direction of the Company.

Further, I represent that there are no outstanding obligations to me on the part of SPYR, Inc. or any of its subsidiaries or affiliates, financial or otherwise.

Please know that I am at your disposal should you need any further assistance.

Best Personal Regards,

Mark McGarrity